FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 25, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated February 25, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO’S MINING CONVENTION AND TITLES

CONFIRMED BY DRC GOVERNMENT

Toronto, Canada and Kinshasa, DRC – February 25, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA” TSX - “BAA”) is pleased to announce that following discussions it has received official confirmation from the Honourable Emile Bongeli, Deputy Prime Minister and the official responsible for the mining contract review process, and from the Honourable Martin Kabwelulu, Minister of Mines of the Democratic Republic of the Congo (the “DRC”), that all aspects of the Company’s Mining Convention and its mining licenses respecting the Company’s wholly-owned gold projects in the DRC are in accordance with Congolese law.

The Company determined it was necessary to receive this confirmation in light of international investor concern regarding the Company’s rights in the DRC.

The Honourable Emile Bongeli, Deputy Prime Minister of the DRC and the official in charge of Reconstruction, said: “We congratulate Banro on its professional approach and look forward to working together and supporting them on all projects to achieve a win/win for all stakeholders.”

Further, the Honourable Martin Kabwelulu, Minister of Mines for the DRC, added: “Banro will get our full support and assistance from the central and regional governments of the DRC to ensure we together achieve Banro’s objectives, as they move forward to build their projects.”

Discussions were also held with the DRC government regarding Banro’s commitment to the Banro Foundation, a charity based in Bukavu and funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development. Projects undertaken by the Banro Foundation in 2008 included the construction of two new high schools serving a total of 350 students, construction of a potable water delivery system serving 18,000 villagers, construction of a new health clinic, rehabilitation of over 100 kilometres of roadway, support for HIV/AIDS testing and education and for malaria eradication, and the shipment of medical equipment from Canada to seven hospitals in the region.

The Company has agreed to enhance its commitment to these areas through the following:

•

A pledge of 5% of future net profits after return of capital allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities.

•

An advance payment of US$1 million to the DRC government to be made when the Company raises financing for construction of the future Twangiza mine. These funds will also be used to support social infrastructure development in the Twangiza and Luhwindja communities and will be credited against any future taxes payable.

•	A pledge of US$200,000 to settle legacy issues with SOMINKI SARL and the transfer to the government of certain real estate assets redundant to the Company’s operations.

In addition, the Company’s Twangiza Feasibility Study, released on January 26, 2009, allocates a significant capital investment for community and employee infrastructure and resettlement in the Twangiza and Luhwindja areas once the finances for the project have been raised and construction of the project has begun.

Company President and C.E.O. Mike Prinsloo said: “The successful conclusion of this process demonstrates our combined commitment to the peaceful social and economic development of the DRC and more specifically to the communities of South Kivu and Maniema provinces, where we operate. It is also in support of Banro’s vision to ensure we develop these projects, which in turn will lead to enhanced opportunities and quality of life for the communities in the long term.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements in respect of future gold production and the Company’s development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.